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                              July 27, 2021

       Stephen M. Kadenacy
       Chief Executive Officer
       SilverBox Engaged Corp II
       8801 Calera Drive
       Austin, TX 78735

                                                        Re: SilverBox Engaged
Corp II
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 8,
2021
                                                            CIK No. 0001859686

       Dear Mr. Kadenacy:

               We have conducted a limited review of your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 8, 2021

       Capitalization, page 79

   1. We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering
of units, but footnote 3 suggests you will show less than all
                                                        10,000,000 shares of
Class A common stock subject to possible redemption in your
                                                        Capitalization table.
Please tell us how you considered the guidance in ASC 480-10-S99-
                                                        3A, which requires
securities that are redeemable for cash or other assets to be classified outside of permanent
equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable
date, (2) at the option of the holder, or (3) upon the occurrence of
 Stephen M. Kadenacy
SilverBox Engaged Corp II
July 27, 2021
Page 2
       an event that is not solely within the control of the holder, in concluding that all
       10,000,000 shares of Class A common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameStephen M. Kadenacy
                                                             Division of
Corporation Finance
Comapany NameSilverBox Engaged Corp II
                                                             Office of Real
Estate & Construction
July 27, 2021 Page 2
cc:       Jonathan Ko
FirstName LastName